October 24, 2011

To Our Shareholders:

This letter is intended to serve as: (a) a general update to the shareholders of Xtreme Green Products, Inc. (OTCBB: XTRG), and (b) instructions for depositing your stock certificates with the brokerage firm of your choice.

A.

General Update

Xtreme Green Products, Inc. has experienced strong annual growth since becoming a public company in late 2008.  Between 2009 and 2010, the company grew revenues at a rate of 33%.  As we made concerted efforts to field test, prove, and improve the quality and selection of vehicles with our early customers during 2009 & 2010, resulting sales increased dramatically.  Our original customers have become repeat customers with larger orders, and we are quickly attracting new customers in the commercial, government, and retail sectors.  As a result, revenues for the first half of 2011 are up almost 930% compared to revenues for the first half of 2010.

To date in 2011, we have signed 6 new distribution agreements in the United States and overseas and now have geographic coverage amongst large auto and security equipment distributors in twenty-four states, Guam, Puerto Rico, the Caribbean Islands, and Mexico.  In addition to our distributor-based sales agreements, we have relationships with 40 direct sales clients including municipalities, federal agencies, police departments, mining and farms.

This growth comes at a challenging time for many small public companies.  Capital in the form of equity or debt is difficult to come by at a reasonable cost.  In order to support Xtreme Green’s future growth, the Company has recently executed a Letter of Engagement with a reputable investment bank to be the Company’s exclusive Placement Agent for a best-efforts capital raise of $5 million.  The raise will be in the form of a Private Placement, and should commence during the fourth quarter of 2011.

The information herein does not constitute an offer of any securities for sale.

Legend Removal & Certificate Deposit Instructions

Recently the Company was granted eligibility status by the Depository Trust Company, which enables trades in the Company’s securities to settle electronically.  Xtreme Green Products shareholders may now follow the instructions on the following page in order to get the restrictive legend removed from eligible stock certificates for those shares they want sold.  Once completed, shareholders will be able to deposit their stock certificates at the brokerage firm of their choice.  If you do not have the legend removed from your certificate, you will not be able to sell your stock publicly.

If you do not have a brokerage firm of your choice, the following firms have offered to assist in the process.  Note that none of these firms are endorsed by us and we are not compensating any of them for their services.

1.

Spartan Securities Group

Harry Jameson 727-289-0010

2.

Maxim Securities:

Jeff Thure 516-396-3425

3.

Merrimac Securities:

Juan Ferreira, 407 389 8558

4.

Delaney Equity Group:

Dave Delaney, 561 202 6004

INSTRUCTION FOR LEGEND REMOVAL ON NEXT PAGE

Thanks for your support.  You are part of an exciting new company that is taking the specialty electric vehicle market by storm!  The future for this company is unlimited because of our loyal stockholders.

Regards,

Sanford Leavitt, CEO

Neil Roth, President COO

Roosevelt Office Center

15500 Roosevelt Blvd., Suite 301

Clearwater, FL  33760

Tel. (727) 289-0010

October 17, 2011

Reference:  Legend Removal for certificates of Xtreme Green Products, Inc.

Dear Shareholder:

In order to remove the restrictive legend from your certificate so that it may be deposited with your broker pursuant to Rule 144, we require the following to be delivered to us:

1.

Original Stock Certificate

2.

A completed Seller’s Representation Letter.  You may complete the attached template of the Seller’s Representation Letter or you may obtain a blank copy of the Seller’s Representation Letter from the brokerage firm at which you intend to deposit your certificate.

3.

The Broker’s Representation Letter, a template of which is included in this letter.  The appropriate person at your brokerage firm will fill out the letter when they receive your stock certificate.

4.

This applies ONLY if you intend to deposit your stock with Spartan Securities Group:  If you are wishing to deposit your stock certificate to a Spartan Securities Group brokerage account, please also include the following instructions for hand delivery of your certificate to Spartan Securities Group, Ltd.: “Please hand deliver & deposit my certificate to Account Name: __(Insert Account Name)__   Account Number: __(Insert Account Number)__ at Spartan Securities Group, Ltd.”  Please note Spartan will provide the additional required forms to accompany the deposit at the time of deposit.

5.

Original Stock Power with Medallion Guaranteed Signature (A Stock Power may be used in lieu of signing the back of the Original Certificate). Please see the enclosed Stock Power template. You can obtain Medallion Stamp at most major U.S. banks. We advise to go to the bank at which you’re an account holder. The banks may not Medallion Guarantee a Stock Power without the certificate present; therefore please bring your certificate to the bank. The original Stock Power is required only if it is a transfer of shares (then 5 and 6 apply)

6.

Names, Addresses, and Social Security Numbers (or government issued I.D. number for foreign residents, a passport number or driver’s license number will suffice) of each transferee, along with a phone number and/or email address (if applicable).

7.

Return Mailing Instructions

8.

Applicable Fees as follows (check or money order, credit cards (except Discover), or wire).  If the request comes from the company then we can bill this amount to the company’s invoice (we require the company’s written permission for this option):

-  $3.00 to cancel old certificate

-  $53.00 to remove the restriction and issue one new certificate

-  $45.00 for FedEx Priority Overnight or pre-paid waybill or return envelope should be provided by you for the Courier Service of your choosing.

Please make checks payable to Island Stock Transfer. We can also accept credit cards.  Please call for details.

9.

 Legal Opinion Letter from the company’s legal counsel.  Note that copies of all documents set forth above must be delivered to counsel in order for an opinion to be issued.  It is best to coordinate with your broker obtaining the legal opinion.  In the typical case, your broker will obtain the legal opinion directly from counsel.   The company’s legal counsel may be contacted at:

Louis Brilleman, P.C.

1140 Avenue of the Americas, 9th Floor

New York, NY 10036

Email: lbrilleman@lbcounsel.com

If you have any questions please call our offices at 727-289-0010.

4